Exhibit 99.2

AMENDMENT

TO

SHURGARD STORAGE CENTERS, INC.

2000 LONG-TERM INCENTIVE PLAN

AND

2004 LONG-TERM INCENTIVE PLAN

(TOGETHER, THE “PLANS”)

1. Section 2 of each of the Plans is hereby amended to add the following new Section 2.1A and Section 2.6A:

2.1A	Banding Chart

“Banding Chart” means the schedule of annual allotments of Options to employees of the Company and its Subsidiaries at various levels, as developed from time to time by the Company in conjunction with its executive compensation consultants and approved by the Board.

2.6A	Designated Executive Officer

“Designated Executive Officer” means each individual serving from time to time in any of the following capacities with the Company: Chief Executive Officer; President; Chief Financial Officer; Chief Investment Officer; General Counsel; Senior Vice President, Retail Services; and Vice President, Human Resources.

2. The first sentence of Section 3.1 of each of the Plans is hereby amended by adding to the end thereof the phrase “and except to the extent that authority to grant Options is delegated to Designated Executive Officers pursuant to Section 3.2 below”.

3. Section 3.2 of each of the Plans is hereby amended to read in its entirety as follows:

3.2	Administration of Plan; Limitations on Grants by Designated Executive Officers; Interpretation by Plan Administrator

(a) Except for the terms and conditions explicitly set forth in the Plan, all matters relating to Awards under the Plan, including the selection of individuals to be granted Awards, the type of Awards, the number of shares of Common Stock subject to an Award, all terms, conditions, restrictions and limitations, if any, of an Award and the terms of any instrument that evidences the Award, shall be determined either by the Plan Administrator, in its discretion, or by any two Designated Executive Officers, in their discretion, but any such determination by Designated Executive Officers shall be subject to the limitations set forth in Section 3.2(b) below.

(b) The following limitations shall apply to Awards granted by Designated Executive Officers pursuant to Section 3.2(a):

(i) Options are the only form of Award that may be granted;

(ii) Options may be granted only to individuals who at the time of grant are not officers of the Company (Vice President or above) or members of the Board;

(iii) the aggregate number of shares of Common Stock subject to any one or more Options granted by Designated Executive Officers to an individual during any calendar year may not exceed the number of shares allotted by the Banding Chart then in effect to employees of the Company and its Subsidiaries at that individual’s level (any shares of Common Stock subject to an Option granted to the individual in connection with his or her commencement of employment with the Company or any of its Subsidiaries shall be excluded in computing such aggregate number of shares); and

(iv) At each meeting of the Board, a report shall be made of all Options so granted since the last meeting of the Board.

(c) The Plan Administrator shall also have exclusive authority to interpret the Plan and may from time to time adopt, and change, rules and regulations of general application for the Plan’s administration. The Plan Administrator’s interpretation of the Plan and its rules and regulations, and all actions taken and determinations made by the Plan Administrator pursuant to the Plan, shall be conclusive and binding on all parties involved or affected. The Plan Administrator may delegate administrative duties to such of the Company’s officers as it so determines.